SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
Dated: January 27, 2011
Commission File No. 001-33311
NAVIOS MARITIME HOLDINGS INC.
85 Akti Miaouli Street, Piraeus, Greece 185 38
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐     No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑

Supplemental Indentures
     Dated as of August 10, 2010, Navios Maritime Holdings Inc. (the “Company”) entered into a Fifth Supplemental Indenture in order to add Aquis Marine Corp., a direct subsidiary of the Company (“Aquis Marine”), and Navios Tankers Management Inc., an indirect subsidiary of the Company (“Navios Tankers”), as guarantors to the Company’s Indenture dated November 2, 2009 providing for the issuance of its 8 7/8% First Priority Ship Mortgage Notes due 2017 (the “Ship Mortgage Notes Indenture”).
     A Copy of the Fifth Supplemental Indenture is furnished as Exhibit 10.1 to this Report and is incorporated herein by reference.
     Dated as of January 28, 2011, the Company entered into a Sixth Supplemental Indenture in order to add Navios Maritime Finance II (US) Inc., a direct subsidiary of the Company, as guarantor to Ship Mortgage Notes Indenture.
     A Copy of the Sixth Supplemental Indenture is furnished as Exhibit 10.2 to this Report and is incorporated herein by reference.
     Dated as of August 10, 2010, the Company entered into a Thirty-First Supplemental Indenture in order to add Aquis Marine and Navios Tankers as guarantor to its Indenture dated December 18, 2006 providing for the issuance of its 9 1/2% Senior Notes due 2014.
     A Copy of the Thirty-First Supplemental Indenture is furnished as Exhibit 10.3 to this Report and is incorporated herein by reference.
     The information contained in this Report is hereby incorporated by reference into Navios Holdings’ Registration Statements on Form F-3, File Nos. 333-136936, 333-129382 and 333-165754 and on Form S-8, File No. 333-147186.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.
By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer Date: February 1, 2011

EXHIBIT INDEX

Exhibit No.	Exhibit
10.1	Fifth Supplemental Indenture dated August 10, 2010.
10.2	Sixth Supplemental Indenture dated January 28, 2011.
10.3	Thirty-First Supplemental Indenture dated as of August 10, 2010.